

November 19, 2014

Via E-mail
Scott L. Mathis
Chief Executive Officer
Algodon Wines & Luxury Development Group, Inc.
135 Fifth Avenue, Floor 10
New York, NY 10010

> **Re: Algodon Wines & Luxury Development Group, Inc.**
> **Amendment No. 4 to Registration Statement on Form 10-12(g)**
> **Filed October 23, 2014**
> **File No. 000-55209**

Dear Mr. Mathis:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   Please also revise to affirmatively disclose that the company has not developed an alternative operational plan in the event that Mr. Mathis is disqualified by FINRA, consistent with your response to comment 4 in our letter dated September 29, 2104.

Management's Discussion and Analysis of Financial condition and Results of Operations, page 32

Three months ended June 30, 2014 compared to three months ended June 30, 2013, page 34

2.   We note your revised disclosure in response to comment 7 from our letter dated September 29, 2014. Please provide the same disclosure for all periods presented, to the extent that the exchange rate resulted in material variations from prior period operations.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact William Demarest, Staff Accountant, at (202) 551-3432 or Kristi Marrone, Staff Accountant, at (202) 551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Attorney-Advisor, at (202) 551-3473 or me at (202) 551-3585 with any other questions.

Sincerely,

/s/ Stacie D. Gorman

Stacie Gorman
Senior Counsel

cc: Eric S. Hunter, Esq. (*via e-mail*)